Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is an article published by Benzinga on February 6, 2026, in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Meet Infleqtion: The Sleeping Giant Quantum Stock Flying Under The Radar – For Now

By: Adam Eckert Benzinga Editor

Infleqtion, formerly ColdQuanta, is an under-the-radar quantum computing and sensing company set to go public in the coming weeks via SPAC merger with well-known Wall Street dealmaker Michael Klein’s Churchill Capital Corp X (NASDAQ:CCCX). Here’s everything you need to know.

•	Churchill Capital stock is charging ahead with explosive momentum. Why is CCCX stock up today?

Infleqtion: The Best Quantum Play You’ve Probably Never Heard Of

Infleqtion focuses on quantum computing and sensing powered by neutral-atom technology. The company was built on Nobel prize-winning technology and has over 230 patents issued and pending.

The quantum startup makes quantum computers, precision sensors and quantum software for governments, enterprises and research institutions. Infleqtion has stated that it aims to translate quantum technology into solutions that expand human potential. The company’s current product portfolio consists of quantum computers (Sqale), quantum atomic clocks (Tiqker), RF receivers (Sqywire), as well as inertial navigation solutions, quantum cores and software.

Infleqtion has a technical team that is rooted in its founding at the University of Colorado, Boulder. Dana Anderson, founder and chief science officer, is a professor of physics at the university, who helped develop the first ultracold atom chip. Noah Fitch, VP of emerging tech, worked as a research assistant at the university while he was a graduate student.

Pranav Gokhale, co-founder and CTO, has an impressive background, having worked in multiple engineering and technical roles. In his early days, he also worked at the National Institute of Standards and Technology (NIST) and Federal Trade Commission (FTC). Mark Saffman, chief scientist for Quantum Information, was awarded the ninth Biennial John Stewart Bell Prize for Research on fundamental issues in quantum mechanics in December, 2025. He was also awarded the Norman F. Ramsey Prize by the American Physical Society a month earlier.

Infleqtion’s team also includes more than 130 other PhD physicists and engineers — that’s all on the technical side of the business. They’ve since teamed up with business leadership in their shift from ColdQuanta to Infleqtion. CEO Matt Kinsella was an early investor in the company. He’s been an early investor in several companies including Hims & Hers. He was also managing director at “Tiger Cub” Lee Ainslie’s hedge fund Maverick Capital for nearly 20 years.

Management momentum is building. In recent months, Infleqtion has continued to strengthen its team with the addition of Ilan Hart (former CFO of Amazon’s Zoox) as CFO, Jason Hall (former chief legal officer at Renesas Electronics) as chief legal officer, Navy veteran Chris Cook (formerly Saab) as VP of government affairs, Karl Pendergast (formerly Lockheed Martin, Northrop Grumman, NASA) as SVP and GM of its Quantum Sensing Solutions Group, Colin Sullivan, who currently serves as the UK National Air and Space Delegate to the NATO Industry Advisory Group, as managing director of Infleqtion UK and Dave Kresse (formerly Amazon Web Services) as VP of commercial solutions.

Infleqtion has investments from the U.S. and U.K. governments, including In-Q-Tel, the venture capital arm of the U.S. intelligence community. The quiet quantum giant also lists in its “Customers & Collaborators” section of its webpage Nvidia, JPMorgan, L3Harris, SentinelOne, SAIC, LG and more. It also names government arms such as the U.S. Army, Navy, Air Force, Department of Energy, Department of War, NASA, NIST and DARPA, as well as Japan Science and Technology Agency and UK Research and Innovation.

Infleqtion is currently working closely with Nvidia to accelerate hybrid quantum-classical computing by integrating its Sqale quantum computer with Nvidia’s CUDA-Q and NVQLink technology, an approach that could unlock quantum computing use cases sooner rather than later.

Quantum Computing vs Quantum Sensing

The key here is that it’s not just quantum computing-focused, which may still be years away from legitimate use potential, but quantum sensing-focused, which can drive real revenues right now — and it is.

Infleqtion was awarded a $2 million contract with the U.S. Army in December 2025 to develop Secured AI for positioning at the edge, navigation and timing, and a $17 million R&D contract from NASA in September 2025. The company also received $6.2 million in funding from the Department of Energy’s Advanced Research Projects Agency-Energy (ARPA-E) to develop quantum-enhanced solutions for energy grid optimization in March 2025 and $11 million in funding from the Department of Defense (now Department of War) in December 2024.

Quantum sensing refers to a class of technologies that use quantum mechanical effects to measure physical quantities with far greater precision and sensitivity than traditional sensors can achieve. Infleqtion announced a strategic partnership with Voyager a few months ago to integrate Infleqtion’s Tiqker quantum atomic clock aboard the International Space Station (ISS), enabling autonomous spacecraft coordination and secure communications across constellations.

Infleqtion is building a neutral atom quantum sensing platform in which atoms are cooled and manipulated using lasers to serve as the basis for measurement and timekeeping. The company is commercializing these capabilities so that quantum sensors can be deployed in real-world situations, especially in national security, aerospace and other critical infrastructure sectors where high precision and resilience are essential.

SPAC Merger Details

Infleqtion is a first mover in neutral-atom technology, which is recognized for scalability, flexibility and cost efficiency. Infleqtion has developed a practical, differentiated commercial platform designed to scale, and the company is entering the public realm to do just that.

Infleqtion will go public via special purpose acquisition company (SPAC) Churchill Capital Corp X in a deal valuing the quantum startup at $1.8 billion. Klein previously took Lucid public in 2021 via Churchill Capital IV. He also co-founded AltC Acquisition Corp with OpenAI’s Sam Altman, which took Oklo public in 2024.

The proposed merger is expected to generate gross proceeds of approximately $540 million, including more than $125 million of incremental capital raised through a common stock PIPE from existing and new institutional investors.

Infleqtion’s joint registration statement on Form S-4 with Churchill Capital was declared effective by the SEC on Jan. 23. Churchill has scheduled its extraordinary general meeting for Feb. 12 to vote to approve the proposed business combination with Infleqtion. The merger is expected to close at the end of next week. The combined company will operate as “Infleqtion, Inc.” and is expected to be listed on the New York Stock Exchange under the ticker symbol “INFQ” on Feb. 17.

Comparing Infleqtion To Public Peers

Other public quantum plays include IonQ Inc (NYSE:IONQ) ($13 billion market cap), D-Wave Quantum Inc (NYSE:QBTS) ($7.5 billion), Rigetti Computing Inc (NASDAQ:RGTI) ($5.7 billion market cap) and Quantum Computing Inc (NASDAQ:QUBT) ($2.2 billion market cap), which all went public via SPAC.

As highlighted by Citron Research late last year, Infleqtion is trading at a sharp discount to peers because it’s being overlooked, but that isn’t likely to last for long. A $5 billion market cap would put it at approximately $19.61 per share, a $10 billion cap would put shares around $39.22 and a $13 billion cap, which is the current largest among public peers (IonQ), would put the share price around $51.

CCCX Price Action: Churchill Capital shares were up 5.59% at $11.34 at the time of publication on Friday, according to Benzinga Pro data.

Benzinga’s Take:

At current levels, it seems like it’s worth initiating a position for a long-term hold. Given the volatility often associated with SPAC mergers, it’s likely that you might be able to get in below the NAV floor ($10) after the merger, but don’t expect it to stay there for long.

If quantum technology ultimately proves to be the next major computing breakthrough, Infleqtion could be one of the rare names that turns early conviction into outsized returns. Unlike many speculative quantum plays, the company already has real customers, impressive management, Nvidia validation, government backing and revenue-generating use cases through quantum sensing, while retaining long-term upside. The combination of near-term traction with long-term optionality makes Infleqtion feel less like a moonshot and more like a calculated way to place a bet on the future of quantum technology.

Disclosure: The author of this story owns shares of Churchill Capital Corp X.

About Infleqtion

Infleqtion is a global leader in quantum sensing and quantum computing, powered by neutral atom technology. Infleqtion designs and builds quantum computers, precision sensors, and quantum software for governments, enterprises, and research institutions. Infleqtion’s commercial portfolio includes quantum computers as well as quantum RF systems, quantum clocks, and inertial navigation solutions. Infleqtion is the partner of choice for governments and commercial customers seeking cutting-edge quantum capabilities. Infleqtion announced in September 2025 it plans to go public via a merger with Churchill X (NASDAQ: CCCX). For more information, visit Infleqtion.com or follow Infleqtion on LinkedIn, YouTube, and X.

About Churchill Capital Corp X

Churchill Capital Corp X (“Churchill X”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on January 23, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Infleqtion stockholders and Churchill X shareholders as of January 13, 2026, the record date established for voting on the proposed transaction, in connection with Churchill X’s solicitation of proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill X shareholders, Infleqtion stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Infleqtion has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Infleqtion’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Infleqtion’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Infleqtion’s ability to attract, retain and expand its customer base; Infleqtion’s deployment of proceeds from capital raising transactions; Infleqtion’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Infleqtion’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Infleqtion’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Infleqtion to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Infleqtion and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Infleqtion’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Infleqtion is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Infleqtion’s historical net losses and limited operating history; Infleqtion’s expectations regarding future financial performance, capital requirements and unit economics; Infleqtion’s use and reporting of business and operational metrics; Infleqtion’s competitive landscape; Infleqtion’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Infleqtion’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; Infleqtion’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Infleqtion’s reliance on strategic partners and other third parties; Infleqtion’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Infleqtion or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Infleqtion, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Infleqtion’s and Churchill X’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Infleqtion and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill X, Infleqtion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.